UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended December 31, 2003

AGL Resources Inc.

(Name of registered holding company)

Ten Peachtree Place

Atlanta, Georgia 30309

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas

Vice President and Controller

AGL Resources Inc.

Ten Peachtree Place

Atlanta, Georgia 30309

404-584-4000

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ITEM 1 - ORGANIZATION CHART

Item 1 is omitted for the fourth quarter pursuant to instructions for Form U-9C-3.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

There were no reportable issuances of securities or capital contributions made by the reporting entities during the quarter ended December 31, 2003.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended December 31, 2003 (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered	Direct Costs Charged (b)	Indirect Costs Charged (b)	Cost of Capital (b)	Total Amount Billed (b)
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	$ 34	--	--	$ 34
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	54	--	--	54
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	25	--	--	25
SEM	GNG	Management and administrative payroll	4	--	--	4
SEM	AGL Networks, LLC	Management and administrative payroll	26	--	--	26
SEM	Atlanta Gas Light Company	Gas Transmission Storage Management	**	**	**	**
SEM	Virginia Natural Gas, Inc.	Gas Transmission Storage Management	**	**	**	**
SEM	Chattanooga Gas Company	Gas Transmission Storage Management	**	**	**	**

(a)

All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

(b)

The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

**

Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

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Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended December 31, 2003 (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM	Support (c)	$ 975	$ 468	$ 11	$ 1,454
AGSC	Southeastern LNG, Inc.	Support (d)	8	-	-	8
AGSC	GNG	Support (e)	124	11	1	136
AGSC	Pivotal Propane of Virginia, Inc.	Support (f)	5	-	-	5
AGSC	AGL Peaking	Support (g)	-	1	-	1

(c)

Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(d)

Southeastern LNG, Inc. receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report but will be provided by Form U-13-60.

(e)

GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(f)

Pivotal Propane of Virginia, Inc. receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(g)

AGL Peaking receives support services from AGSC.  Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

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ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of December 31, 2003 (1)	$2,284,804		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	342,721		Line 2
Greater of $50 million or line 2		$342,721	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment		-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$342,721	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization (3)	(9,518)
GNG	28,984
SouthStar (4)	70,896
AGL Peaking	4,952
Pivotal Propane of Virginia, Inc.	198
Southeastern LNG, Inc.	13
Total current aggregate investment		95,525

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) The aggregate investment in the Sequent organization as of December 31, 2003 is negative because Sequent has a net intercompany receivable.
(4) GNG’s portion of SouthStar’s owner’s equity.

ITEM 5 - OTHER INVESTMENTS

None.

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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1	Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; GNG, and AGL Peaking as of December 31, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 1.2	Balance Sheet of SouthStar as of December 31, 2003
Exhibit 2.1

Income Statements for the Three Months and Twelve Months Ended December 31, 2003 for Sequent; SEM; Southeastern LNG, Inc.; GNG and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Twelve Months Ended December 31, 2003 for SouthStar
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.
Exhibit 4	Services Agreement by and between AGL Services Company and Sequent Energy Management, L.P., effective April 1, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 5

Asset Optimization and Agency Agreement by and between Atlanta Gas Light Company and Sequent Energy Management, L.P., effective January 1, 2003 (Submitted under confidential treatment request pursuant to Rule 104(b))

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SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President and Controller

March 26, 2004

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EXHIBIT INDEX

A Financial Statements
Exhibit 1.2	Balance Sheet of SouthStar as of December 31, 2003
Exhibit 2.2	Income Statements for the Twelve Months Ended December 31, 2003 for SouthStar
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

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